Felice R. Foundos Partner	111 West Monroe Street Chicago, Illinois 60603-4080
T 312.845.3000 F 312.701.2361 foundosl@chapman.com

November 18, 2020

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Wasatch Funds Trust (“Registrant”); File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments provided to me by telephone on Monday, November 16, 2020 by the Securities and Exchange Commission (the “SEC”) to the response letter dated November 11, 2020 which responded to comments on Post-Effective Amendment No. 111 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch Greater China Fund (the “Fund”).

SEC Comment 1: The Registrant represents that the Advisor may make the determination about whether a security or instrument is economically tied to the Greater China region based on one or more of the following criteria: (i) whether the issuer is organized under the laws of a country or administrative district within the Greater China region; (ii) whether the issuer derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the Greater China region, (iii) whether the issuer is headquartered or organized in the Greater China region; (iv) whether the issuer’s principal place of business is in the Greater China region; (v) the security’s or instrument’s primary trading market(s); or (vi) whether the security is a component of or its issuer is included in an recognized securities index for Greater China region.

Please identify each recognized securities index in the prospectus. The Registrant may disclose each index in response to Item 4 or Item 9 disclosure.

Registrant Response: Registrant has determined to remove item (vi) from the criteria list eliminating the reference to inclusion in an index.

SEC Comment 2: Please add a brief definition of China A shares to the principal strategies.

Registrant Response: Registrant will include the following: China A-shares are the stock shares of mainland China-based companies that trade on the two Chinese stock exchanges, the Shanghai Stock Exchange (SSE) and the Shenzhen Stock Exchange (SZSE) and are quoted in renminbi.

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U.S. Securities and Exchange Commission

November 18, 2020

SEC Comment 3: Please expand the risk disclosure for depositary receipts to incorporate currency and exchange rate risk.

Registrant Response: The Registrant will replace and expand the Depositary Receipts Risk disclosure with the following:

Depositary Receipts Risk. The Fund may invest in securities of foreign issuers in the form of depositary receipts. A depositary receipt is issued by a bank or trust company to evidence its ownership of securities of a non-local corporation. The Fund may invest in both sponsored and unsponsored depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”). ADRs are receipts or shares typically issued by an American bank or trust company that evidence ownership of underlying securities issued by a foreign corporation and are alternatives to purchasing the underlying securities directly in their national markets and currencies. EDRs are receipts in bearer form traded in the European securities markets that evidence a similar ownership arrangement, and GDRs are receipts issued throughout the world that also evidence a similar ownership arrangement. Investments in depositary receipts may be subject to many of the same risks associated with direct investments in the securities of foreign companies, such as currency, political, liquidity, regulatory, economic and market risks because their values depend on the performance of non-dollar denominated underlying foreign securities. The depositary receipts may also involve higher expenses and may trade at a discount (or premium) to the underlying security and their values may change materially at times when the U.S. markets are not open for trading. In addition, the currency of a depositary receipt may be different than the currency of the underlying securities into which they may be converted. Movements in the exchange rate between the local currency of the foreign security and the currency in which the depositary receipt is denominated may adversely affect the value of the depositary receipt even if the price of the foreign security does not change on its market. Even if the depositary receipt is denominated in U.S. currency, the depositary receipts are subject to currency risk if the underlying security is denominated in a foreign currency. The Fund also may invest in sponsored or unsponsored depositary receipts. A sponsored depositary receipt is issued by a depositary that has a relationship with the issuer of the underlying security. Unsponsored depositary receipts are organized independently and without the cooperation of the issuer of the underlying securities. As a result, the holder of an unsponsored depositary receipt may have limited voting rights and may not receive as much information or as current of information as would a holder of a sponsored depositary receipt since the issuer is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through voting rights to the holders of unsponsored depositary receipts. Unsponsored receipts may also involve higher expenses, be less liquid and have more volatile prices.

SEC Comment 4: The proposed disclosure states that “Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment

U.S. Securities and Exchange Commission

November 18, 2020

purposes) in equity securities, primarily common stock, of companies of all market capitalizations whose principal activities are economically tied to the Greater China region.” Although Registrant notes that it will “primarily” invest in common stock, please clarify further the types of securities in which the Fund will invest pursuant to its principal investment strategy and further tailor its principal risk accordingly.

Registrant Response: The Registrant will modify the statement as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of companies of all market capitalizations whose principal activities are economically tied to the Greater China region. The equity securities in which the Fund may invest include common stock and depositary receipts, which are negotiable certificates typically issued by a bank representing stock owned in a foreign company.

Please note that the principal strategy disclosure further details that the Fund may invest in companies economically tied to the Greater China region by purchasing sponsored and unsponsored depositary receipts, including American, European and Global Depositary Receipts and the risk disclosure of depositary receipts has been expanded as reflected in comment 3.

In addition, the following Common Stock Risk will be added:

Common Stock Risk. The equity securities in which the Fund may invest include common stock. The value of an investment on common stock may fluctuate due to the many risks generally affecting equity securities described above. Accordingly, the value of common stock may fall due to, among other things, changes in the activities, performance and the financial condition relating to the particular companies whose securities the Fund owns; general market and economic trends; changes in the industries in which the issuers of the securities held by the Fund operate; regulatory changes; interest rate and currency changes; and investor perceptions. In addition, common stock holds the lowest priority in the capital structure of a company and therefore takes the largest share of the company’s risk and its accompanying volatility. The rights of common stockholders generally are subordinate to all other claims on a company’s assets, including preferred stockholders and debt holders with respect to the payment of dividends and upon the liquidation or bankruptcy of the issuing company. The common stock of a company that experiences financial distress may lose significant value or become worthless, and therefore the Fund could lose money if a company in which it invests becomes financially distressed.

U.S. Securities and Exchange Commission

November 18, 2020

If we could provide additional information, please call the undersigned at (312) 845-3864.

Very truly yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Felice R. Foundos
Felice R. Foundos